50

03014917

SECURITIES [...] SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arthur W. Wood Company, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 Devonshire Street, Suite 1100
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hunnibell-Kennedy — 617-542-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 03 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shah & Company
(Name — *if individual, state last, first, middle name*)

15 Westminster Street, Suite 611	Providence, RI		02903
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 06 2003
WASH, D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kristin Hunnibell-Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthur W. Wood Company, Inc. and Subsidiary, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

December 31, 2002

SHAH & COMPANY
CERTIFIED PUBLIC ACCOUNTANT
15 WESTMINSTER STREET, SUITE 611
PROVIDENCE, RI 02903
(401) 454-0505
FAX (401) 454-2994

NITA J. SHAH, CPA

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the "Company") as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2003

Shah & Company

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 10,765
Deposit with clearing organization	57,373
Receivables - brokers and dealers	197,066
Securities owned:	
Marketable, at market value	-
Not readily marketable, at estimated fair value	21,600
Memberships in exchanges, at cost	14,000
Furniture and office equipment, at cost, less accumulated depreciation of $55,734	7,743
Other assets	
Deferred income taxes, net	24,884
Miscellaneous	8,942
	$342,373

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable	$ 1,300
Accrued expenses and other liabilities	41,717
	43,017
Stockholders' equity	
Common stock, $50 par value; 2,000 shares authorized and issued, 564 shares outstanding	100,000
Additional paid-in capital	41,496
Retained earnings	241,097
	382,593
Less common stock in treasury, 1,436 shares at cost	83,237
Total Stockholders' Equity	299,356
	$342,373

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2002

REVENUES	
Commissions	$ 320,116
Gain on firm securities trading accounts	-
Interest and dividends	2,566
Investment advisory fees	111,978
Other income	143,040
	$ 577,700
EXPENSES	
Stockholders/Officers compensation	$ 146,450
Employee compensation and benefits	231,304
Commissions and floor brokerage	1,086
Clearance charges paid to brokers	36,155
Communications	13,507
Occupancy and equipment costs	116,259
Promotional costs	4,170
Regulatory fees and expenses	7,675
Taxes, other than income taxes	24,973
Other operating expenses	64,423
	646,002
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(68,302)
PROVISION FOR (BENEFIT OF) INCOME TAXES	
Current	1,445
Deferred	(27,000)
Total income taxes provision (benefit)	(25,555)
NET INCOME (LOSS)	$ (42,747)

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (42,747)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	7,201
Net (increase)decrease in	
Deposit with clearing organization	(615)
Receivables - brokers and dealers	(35,804)
Securities owned	-
Other assets - miscellaneous	2,322
Deferred income taxes, net	(27,000)
Net (decrease)increase in	
Income taxes payable	100
Accrued expenses	21,157
NET CASH PROVIDED BY OPERATING ACTIVITIES	(75,386)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	-
NET CASH USED BY INVESTING ACTIVITIES	-
NET INCREASE IN CASH	(75,386)
CASH, BEGINNING OF YEAR	86,151
CASH, END OF YEAR	$ 10,765
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ -
Taxes paid	$ 1,345

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

	Capital Stock Common Stock	Additional Paid - In Capital	Retained Earnings	Treasury Stock
Balances at January 1, 2002	$ 100,000	$ 41,496	$ 283,844	$ (83,237)
Net loss	-	-	(42,747)	-
Balances at December 31, 2002	$ 100,000	$ 41,496	$ 241,097	$ (83,237)

The accompanying notes are an integral part of these financial statements.

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of Boston Exchange and the National Association of Securities Dealers (NASD). The Company is engaged in sales of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $50 par value common stock. The Company accounts for its treasury stock transactions under the cost method. At December 31, 2002, on average-cost basis, 1,436 shares valued at $57.96 are in treasury stock.

In order to qualify to sell certain insurance related products, the Company in 1988 created a wholly-owned subsidiary for the purpose of holding the license required by the state of Massachusetts. All revenues and expenses are reflected in the operation of Arthur W. Wood Co., Inc.

A summary of the Company's accounting policies that affect the more significant elements of the financial statements is presented below.

Basis of presentation - The financial statements have been presented in conformity with U.S. generally accepted accounting principles in accordance with the American Institute of Certified Public Accountants' audit and accounting guide for Audits of Brokers and Dealers in Securities.

Cash equivalents – The Company considers all time deposits held in banks with initial terms to maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising expenses – The Company expenses advertising as incurred. Advertising expense was $-0- for the year ended December 31, 2002.

Income recognition - Securities transactions are recorded on a trade date basis. Commission revenues and related expenses are also recorded on a trade date basis.

Fair value of financial instruments - Securities owned and securities sold but not yet purchased are valued at market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments as determined by management's estimates. Realized and unrealized gains and losses on trading account securities are included in statement of income.

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES–(CONTINUED)

Property, equipment and depreciation - Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting and accelerated cost recovery method for income tax purposes. These timing differences have created deferrals of taxable income (note 5). Depreciation expense for the year was $7,201 and accumulated depreciation as of December 31, 2002 was $55,734.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: BNY CLEARING SERVICES LLC - AGREEMENT

Arthur W. Wood Company, Inc. and Subsidiary has an agreement with BNY Clearing Services LLC (BNY). Under this agreement, BNY clears transactions on a fully disclosed basis for accounts of the Company and of its' customers which are introduced by the Company and accepted by BNY. BNY maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. BNY is responsible for the safeguarding of all funds and securities delivered to and accepted by it. BNY prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilation regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by BNY and notifies BNY of any error. BNY charges the Company for clearing services. BNY also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, by giving 30 days prior written notice to the other party.

NOTE 3: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

At December 31, 2002, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $-0-.

NOTE 4: OPERATING LEASES

The Company leases office space under non-cancelable operating lease which expires on June 30, 2005. Minimum future rentals on non-cancelable operating lease as of December 31, 2002 are as follows:

Year Ending December 31	Amount
2003	$ 85,800
2004	85,800
2005	42,900
	$214,500

The rental expense was $93,145 for the year ending December 31, 2002.

NOTE 5: INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts income tax returns.

As of December 31, 2002 the Company has a net operating loss of approximately $91,500 for federal and $121,000 for state income tax purposes. The loss is available to offset taxable income of future periods and expires in 2016 for federal and 2006 for state.

The provision for (benefit of) income taxes consist of the following:

Current:	
Federal	$ -
State	1,445
Total Current	$ 1,445
Deferred:	
Federal	$(16,000)
State	(11,000)
Total Deferred	(27,000)
Total provision for (benefit of) taxes	$(25,555)

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $220,972 which was $215,972 in excess of its required net capital of $5,000. The Company's net capital ratio was .20 to 1.

NOTE 7: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank account for the benefit of customers under rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through BNY Clearing Services, LLC, a clearing agent, on a fully disclosed basis.

NOTE 8: INCENTIVE STOCK OPTION PLAN

During 1992, the Board of Directors of the Company authorized and adopted an Incentive Stock Option Plan whereby 300 shares are kept in reserve for the issuance under the terms of the Plan. Under this Plan, the Company has offered an option to key employees to purchase 15 shares each of common stock at 100% of the total stockholders' equity for outstanding share at January 15, 1993 ($343.44 per share). Under Section 425(d) of the Internal Revenue Code, if any optionee to whom an option is to be granted, possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price per share of stock shall not be less than 110% of the fair market value of one share of stock on the date of the grant. During 1993, under this provision, an option was granted to key employees to purchase 84 shares of common stock ($536.74 per share) and 14 shares of common stock to the President ($590.41 per share). During 1994, under this provision, an option was granted to key employees to purchase 49 shares of common stock ($620.20 per share) and 17 shares common stock to the President ($682.68 per share). This Plan shall terminate on December 31, 2003. There were no options offered or exercised as of December 31, 2002.

NOTE 9: CONTINGENCIES

The Company is involved in a potential claim against the Company, arising in the normal course of business. Management believes that any financial responsibility that may incur in a potential settlement of such claim would not be material to the Company's financial position.

NOTE 10: STATEMENT OF MATERIAL INADEQUACIES

There are no material inadequacies found to exist or to have existed since the date of the previous audited report dated January 30, 2002.

SCHEDULE I

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL		
Total consolidated stockholders' equity		$ 299,356
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		299,356
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		
Deferred income taxes asset		(27,000)
Deferred income taxes, payable		2,116
Total capital and allowable subordinated borrowings		274,472
Deductions and/or charges:		
Non-allowable assets:		
Exchange memberships	$ 14,000	
Furniture and office equipment, net of *accumulated depreciation*	7,743	
Other assets	8,942	30,685
Net capital before haircuts on securities positions (tentative net capital)		243,787
Haircuts on securities		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	22,815	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	-	22,815
Net capital		$ 220,972

SCHEDULE I - (cont.)

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition:		
Other accrued expenses		$ 45,133
Total aggregate indebtedness		45,133
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
(6 2/3% of aggregate indebtedness)		3,009
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of)		$ 5,000
Excess net capital		$ 215,972
Excess net capital at 1,000 percent (net capital - 10% of total aggregate indebtedness)		$ 216,459
Ratio: Aggregate indebtedness to net capital		.20 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5(a) as of December 31, 2002)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 220,005
Items not included in computation:		
Audit adjustment for deferred income tax asset	$ -	
Deferred income taxes payable	2,116	
Haircuts in securities		
2% on cash fund with Clearing Agent	(1,147)	967
Net capital per above		$ 220,972

CONFIDENTIAL

SCHEDULE II

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 Of The Securities and Exchange Commission

As of December 31, 2002

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer, BNY Clearing Services LLC, on a fully disclosed basis.

CONFIDENTIAL

SCHEDULE III

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

All customer transactions are cleared through BNY Clearing Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

CONFIDENTIAL

SCHEDULE IV

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2002

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A